Exhibit 99.1

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces Q1 2018 Results:

Strong Revenue Growth of 29% Year-over-Year;

Investor conference call to be held today at 10am ET;

Netanya, Israel, May 23, 2018 – RADA Electronic Industries Ltd. (NASDAQ: RADA) announced today its financial results for the quarter ended March 31, 2018.

Management Comments

Dov Sella, RADA’s Chief Executive Officer commented, “We are pleased with the results of the first quarter, showing a very strong 29% growth in revenues over the first quarter of last year, with an improved level of gross margins. Looking ahead, we expect to maintain our growth momentum into the second quarter, with revenues of approximately $6.5 million, compared to $5.3 million in the second quarter of 2017, up approximately 22% over last year.”

Continued Mr. Sella, “We recently opened a new subsidiary in the United States and we have already received initial new orders from some US customers. Our pipeline is deep and strong, with significant revenue potential over the coming years. We are targeting active protection systems (APS) for the US Army and others, Mobile Short-Range Air Defense (M-SHORAD) for the US army and US Marine Corps, as well as SHORAD and C-UAV/Drones globally. These are all operational solutions with significant potential for incorporating our tactical radars which work On-The-Move (OTM). As we move through 2018, I am confident that our continuous and long-term investments in software-defined, multi-mission tactical radars for the maneuver force will reap rewards in the quarters and years to come. Beyond the growth engines, we are also pleased with the stability of our digital video recorders business, where we are developing our next-generation solutions to various aircraft manufacturers globally.”

2018 First Quarter Summary

Revenues totaled $6.0 million in the first quarter of 2018, up 29% compared to revenues of $4.7 million in the first quarter of 2017.

Gross Profit totaled $2.2 million in the first quarter of 2018 (gross margin of 36.2%) up 31% compared to gross profit of $1.7 million (gross margin of 35.7%) in the first quarter of 2017.

Operating expenses totaled $2.0 million in the first quarter of 2018 (32.8% of revenues) compared with $1.3 million (28.2% of revenues) in the first quarter of 2017. The primary factor in the increase was higher R&D expenses, which amounted to 10% of revenues compared with 4% in the first quarter of last year. On an absolute basis, marketing and sales as well as G&A expenses also increased. Sales and marketing expenses increased to 11% of revenues from 9% in the same quarter last year, while G&A expenses decreased to 12% of revenues from 15% in the same quarter of last year.

Operating income totaled $0.2 million in the first quarter of 2018 compared to operating income of $0.3 million in the first quarter of 2017.

Net income attributable to RADA’s shareholders in the first quarter of 2018 was $0.2 million, or $0.01 per share, compared to net income of $0.4 million, or $0.02 per share, in the first quarter of 2017.

In terms of liquidity and capital resources, as of March 31, 2018, the Company had cash and cash equivalents, of $13.4 million or $0.41 per share, compared with $12.4 million or $0.40 per share as of December 31, 2017. As of March 31, 2018, the Company did not have any financial liabilities. Cash flow from operations for the quarter was a positive $0.4 million.

Investor Conference Call

The Company will host a conference call later today, starting at 10:00 am ET (5pm Israel time). Dov Sella, Chief Executive Officer and Avi Israel, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

Dial in numbers are: US 1-888-281-1167; UK 0800-917-9141; Israel 03-918-0685 and International +972-3-918-0685.

For those unable to participate, the teleconference will be available for replay on RADA’s website at http://www.rada.com beginning 48 hours after the call.

About RADA Electronic Industries Ltd.

RADA Electronic Industries Ltd. is an Israel-based defense electronics company. The Company specializes in the development, production, and sales of tactical land radar for force and border protection, and avionics systems (including inertial navigation systems) for fighters and UAVs.

Note: Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Company Contact:	Investor Relations Contact:
Avi Israel - CFO	Ehud Helft/Gavriel Frohwein
RADA Electronic Industries Ltd.	GK Investor & Public Relations
Tel: +972-9-8921111	Tel: +1 646 688 3559
mrkt@rada.com	rada@gkir.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	March 31, 2018	December 31, 2017
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,415	$12,417
Restricted cash	322	322
Trade receivables (net of allowance for doubtful accounts of $14 at March 31, 2018 and December 31, 2017)	6,095	7,286
Costs and estimated earnings in excess of billings on uncompleted contracts	1,126	995
Other receivables and prepaid expenses	459	330
Inventories	7,782	7,910
Current assets related to discontinued operations	2,333	2,468

Total current assets	31,532	31,728

LONG-TERM ASSETS:
Long-term receivables and other deposits	71	68
Property, plant and equipment, net	3,820	3,915
Long-term assets related to discontinued operations	356	319
Total long term assets	4,247	4,302

Total assets	$35,779	$36,030

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$1,758	$2,904
Other accounts payable and accrued expenses	2,678	2,814
Advances from customers, net	-	41
Current liabilities related to discontinued operations	369	328

Total current liabilities	4,805	6,087

LONG-TERM LIABILITIES:
Accrued severance pay and other long-term liabilities	786	758
Total long-term liabilities	786	758

RADA SHAREHOLDERS’ EQUITY
Share capital -
Ordinary shares of NIS 0.03 par value - Authorized: 37,500,000 shares at March 31, 2018 and December 31, 2017; Issued and outstanding: 32,882,914 at March 31, 2018 and 31,392,040 at December 31, 2017.	348	335
Additional paid-in capital	105,842	104,923
Accumulated other comprehensive income	286	392
Accumulated deficit	(76,904)	(77,124)

Total RADA shareholders’ equity	29,572	28,526
Non-controlling interest	616	659
Total equity	30,188	29,185
Total liabilities and equity	$35,779	$36,030

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended March 31,		Year ended December 31,
	2018	2017	2017
	Unaudited

Revenues	$6,020	$4,675	$26,182

Cost of revenues	3,841	3,006	17,919

Gross profit	2,179	1,669	8,263

Operating expenses:
Research and development	592	198	1,575
Marketing and selling	634	436	2,137
General and administrative	748	686	2,568

Total operating expenses	1,974	1,320	6,280

Operating income	205	349	1,983
Amortization of shareholders’ convertible loans discount and beneficial conversion feature	-	10	103
Other financial expenses (income), net	(8)	(39)	53

Net income from continuing operations	213	378	1,827
Net income (loss) from discontinued operations	(9)	12	515

Net income	$204	$390	$2,342
Net income (loss) attributable to non-controlling interest	(16)	2	103
Net income attributable to RADA Electronic Industries’ shareholders	$220	$388	$2,239
Basic net income from continuing operations per Ordinary share	$0.01	$0.02	$0.07
Diluted net income from continuing operations per Ordinary share	$0.01	$0.02	$0.06
Basic and diluted net income from discontinued operations per Ordinary share	$0.00	$0.00	$0.02
Basic net income per Ordinary share	$0.01	$0.02	$0.09
Diluted net income per Ordinary share	$0.01	$0.02	$0.08
Weighted average number of Ordinary shares used for computing basic net income per share	32,604,550	21,666,124	24,956,915
Weighted average number of Ordinary shares used for computing diluted net income per share	33,202,955	24,641,207	28,126,509